 CLIFTON STAR ISSUES $1,000,000 FLOW-THROUGH SHARES AT $5.50

Vancouver, B. C. November, 19, 2010. --(Clifton Star Resources, Inc. TSX-V) ( Frankfurt : C3T ) is pleased to announce that it has arranged, subject to regulatory approval, a non-brokered flow-through private placement of 182,000 shares at a price of $5.50 per share for proceeds of $1,000,000. No finder’s fees or commissions are to be paid in conjunction with the placement.The proceeds of this placement will be used to explore mineral properties within the province of Quebec.

Harry Miller

President and CEO.

The news release may contain forward-looking statements which address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from these currently anticipated in such statements.

Neither the TSX-V nor its regulatory provider (as the term is defined by the policies of the TSX-V Exchange) accepts no responsibility for the accuracy of this news release.

Contact:

Harry Miller

Direct: 425.453.0355

Email: hmiller@cliftonstarresources.com

www.cliftonstarresources.com